

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Fran Rosch
President and Chief Executive Officer
ForgeRock, Inc.
201 Mission Street
Suite 2900
San Francisco, California 94105

>   **Re: ForgeRock, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 30, 2021**
>   **CIK No. 0001543916**

Dear Mr. Rosch:

We have reviewed your correspondence related to the amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2021 letter.

Correspondence dated July 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 83

1. We note your response to prior comment 1 and your plan to revise the name of your metric to Annualized Recurring Revenue. Since your ARR metric is calculated based upon annualized contract value and not actual GAAP revenue, please also further revise your disclosure to more fully describe the differences between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for term licenses). Alternatively, please revise your metric to remove the reference to recurring

revenue. For example, you could consider a title such as Annualized Renewal Run-Rate.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rezwan D. Pavri